

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
06 3100
06 3101
acor.com



1 June 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

pr K. Callaghan

Andrew Geddes
Investor & Media Relations Manager

encl





ventracor

the heart company

US and UK investor update

May 2005

05

Forward looking statements


ventracor
the heart company

This presentation contains forward looking statements included in these materials which involve subjective judgment and analysis and are subject to significant uncertainties, risks, and contingencies, many of which are outside the control of, and are unknown to Ventracor Limited (Ventracor") and any of its subsidiary companies. In particular, they speak only as of the date of these materials, they assume the success of Ventracor's business strategies, and are subject to significant regulatory, business, competitive and economic uncertainties and risks. No representation, warranty or assurance (express or implied) is given or made in relation to any forward looking statement by any person (including Ventracor). In particular, no representation, warranty or assurance (express or implied) is given in relation to any underlying assumption or that any forward looking statement will be achieved. Actual future events may vary materially from the forward looking statements and the assumptions on which the forward looking statements are based. Given these uncertainties, readers are cautioned to not place undue reliance on such forward looking statements. Subject to any continuing obligations under applicable law or any relevant listing rules of the ASX, Ventracor disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements in these materials to reflect any change in expectations in relation to any forward looking statements or any change in events, conditions or circumstances on which any such statement is based. Nothing in these materials shall under any circumstances create an implication that there has been no change in the affairs of Ventracor since the date of these materials.

ventracor
the heart company

Agenda

- VentrAssist – a leading 3rd generation implantable left ventricular assist device (LVAD) with significant market potential
- Our strategy
  - US – positioning for rapid regulatory approval
  - Europe – moving closer to CE Mark approval
- Our competitive strengths
  - First 3rd generation centrifugal pump in US trials
  - Growing body of clinical evidence and experience
  - Seasoned, capable management team
  - Strong cash position
  - Rapid execution
- Our future
  - Developing the next generation LVAD.



05

How the VentrAssist works


ventracor
the heart company

VentrAssist - a leading 3G technology


ventracor
the heart company

- Leading technology with competitive strengths
  - Frictionless, hydrodynamic rotor suspension
    - no mechanical wear for long term pump life
    - suitable for Destination Therapy market
  - Very low thrombosis risk, insignificant hemolysis
  - Diamond like carbon coating for low platelet activation and adhesion
- Centrifugal design has inherent flow regulation
- Small size
- Strong intellectual property estate
- In-house manufacturing capability, world class quality systems.



Near term opportunities significant

- Thoratec (NASD: THOR) has established the market
  - > $80million FY04 revenues from cardiac assist products
  - 9,000 1st generation devices implanted
  - Only 158 DT implants at Dec 2004 – limited by device performance
  - > 1,400 implants annually
  - ~ $60,000 ASP per unit
  - 3G device not yet implanted
- Ventracor (ASX: VCR) well positioned as a successor
  - VentrAssist is a 3rd generation device which overcomes many of the limitations of Thoratec DT device
  - Rapidly building global track record of successful implants
  - 3,500+ accumulated days of extended patient life
  - US feasibility study will start mid 2005 – 10 implants
    - will open the door for revenues in 2006 through reimbursement
    - set the course for BTT and DT Pivotal trials.



ventracor
the heart company

Longer term market potential

- Heart failure is increasing due to aging population, baby boomers
  - >5M in the US suffer from congestive heart failure,
  - >500k new diagnoses annually
  - > 50,000 Americans could benefit from a new heart
  - but only 2,500 annual heart transplant and declining
- Thoratec estimates:
  - Bridge-to-Transplant (BTT) market ~8,000 potential patients annually
  - Destination Therapy (DT) market ~ 100,000 potential patients annually
    - but Thoratec has not opened it up – inadequate product
    - only one device approved for DT – the market is still wide open
    - market depends on better devices and cardiologist acceptance.

05

Expanding into USA

- Feasibility study involving 10 patients
  - Device and procedure costs reimbursed under Medicare
  - Average reimbursement anticipated US$125,000-130,000
  - VentrAssist listed at $75,000 (some discounts anticipated)
- Bridge-to-Transplant (BTT) Pivotal Trial >90 patients
- Destination Therapy (DT) Pivotal Trials >100 patients
- Trials to be run by Columbia University Medical Center International Center for Health Outcomes and Innovation Research (InCHOIR) NY
  - InCHOIR also conducted REMATCH trial for DT.

Expanding into USA

ventracor
the heart company

- Building US infrastructure
  - Chief Operating Officer Peter Crosby based in USA is making ground
  - Experienced staff being recruited
    - VP Clinical & Regulatory
    - Director Field Support
    - Director Reimbursement
- Relationships established with five key US hospitals
- Education and training programs developed
- Data gathering protocols established
- First US implant imminent
- Establishing solid Scientific Advisory Board.

05

First EU implant, CE approval closer



ventracor
the heart company

- Objective is to acquire clinical evidence to support successful application for European regulatory approval
- Announced first European implant in May 2005
  - *"Technically, the VentraAssist is easier to implant than many earlier generation devices. The small size of the pump means that the operation is less traumatic for the patient." - Dr Steven Tsui, Chief Medical Investigator, Papworth Hospital, UK*
  - European centres will accelerate patient enrolment
- Disciplined expansion of implant program in Europe
  - Rikshospitalet in Oslo, Norway ready to enrol first patient
  - Relationships being established with German centers.

05

VCR gets things done - fast!


ventracor
the heart company

1998	VentrAssist Project Established
2003	First human implant
1Q2005	FDA grants conditional approval for feasibility study US beach head established Team recruited 5 centers for feasibility trial engaged
2Q2005	First European implant, bringing total to >20 implants globally
3Q2005	First US implant anticipated Category B classification - reimbursement possible for all patients
2006	CE Mark approval anticipated, European marketing starts



ventracor
the heart company

Competitive landscape of 3G players

Company	World Heart	Thoratec	Berlin Heart	Heartware	Arrow Int'l	Terumo	Ventracor
3rd generation centrifugal product	√	√		√	√	√	√
3rd generation axial flow product			√				
Number of implants	0	0	>150	0		14	**>20**
US approved 3rd generation product	-	-	-	-	-	-	-
EU approved 3rd generation product			√				
3rd generation clinical experience			√			√	√
Public company	√	√		√	√	√	√

VCR market statistics

ventracor
the heart company

Shares on issue:	193. 37 million
No of shareholders:	20,000
Share price:	A$1.49 (31 May 2005)
Market cap:	A$279 million +
Index inclusion:	S&P / ASX 200 (ASX: VCR)
Cash:	A$37million (30 April 2005)
Analyst coverage:	Scott Power (ABN AMRO Morgans Australia)
	Jocelyn Laurence (Foster Stockbroking Sydney)

VCR is one of only two pure play public LVAD companies.

05

Summary

- The VentrAssist LVAD is a 3rd generation centrifugal device
  - Significant product competitive advantages
  - Implanted in >20 patients (9 as part of pilot trial)
  - Designed specifically for DT market
  - Powerful IP position
- Significant market opportunity
- Ventracor is a fast follower
  - Rapid execution from concept to human trials
  - Expanding in to US marketplace
  - First US revenues anticipated in 2006 with clinical trials
  - First European implant brings us closer to CE Mark approval
- Strong, experienced management team.